# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vistagen Therapeutics, Inc., CIK 0001411685
CUSIP: 92840H400
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 343 ALLERTON AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-23-002347
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,589,495; sole dispositive power 0; shared dispositive power 1,589,495; aggregate amount beneficially owned 1,589,495 (5.4% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,589,495; sole dispositive power 0; shared dispositive power 1,589,495; aggregate amount beneficially owned 1,589,495 (5.4% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,289,734; sole dispositive power 0; shared dispositive power 1,289,734; aggregate amount beneficially owned 1,289,734 (4.4% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,289,734; sole dispositive power 0; shared dispositive power 1,289,734; aggregate amount beneficially owned 1,289,734 (4.4% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 158,606; sole dispositive power 0; shared dispositive power 158,606; aggregate amount beneficially owned 158,606 (0.6% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 158,606; sole dispositive power 0; shared dispositive power 158,606; aggregate amount beneficially owned 158,606 (0.6% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,879,229; sole dispositive power 0; shared dispositive power 2,879,229; aggregate amount beneficially owned 2,879,229 (9.4% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,084,324; sole dispositive power 0; shared dispositive power 3,084,324; aggregate amount beneficially owned 3,084,324 (9.97% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,084,324; sole dispositive power 0; shared dispositive power 3,084,324; aggregate amount beneficially owned 3,084,324 (9.97% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,084,324; sole dispositive power 0; shared dispositive power 3,084,324; aggregate amount beneficially owned 3,084,324 (9.97% of the class)

## Item 1. Issuer
Name of issuer: Vistagen Therapeutics, Inc.
Address of issuer's principal executive offices: 343 Allerton Ave., South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, the Reporting Persons and a certain Partners managed account ("Partners Managed Account") held tranche 1 warrants (the "T1 Warrants") exercisable for an aggregate of 1,394,310 Shares (or Pre-Funded Warrants in lieu thereof), subject to the T1 Warrants Blocker (as defined below). Each T1 Warrant is exercisable at an exercise price of $5.38 per Share, subject to certain adjustments. The T1 Warrants are exercisable at any time on or after October 4, 2023 and will expire 60 days after the later of (i) the date on which the Issuer first publicly discloses, whether by press release or Form 8-K filing, the top-line data for its PALISADE-3 Phase 3 clinical trial of fasedienol for the acute treatment of anxiety in adults with social anxiety disorder ("SAD") and (ii) the date on which the Issuer first publicly discloses, whether by press release or Form 8-K filing, the top-line data for its PALISADE-4 Phase 3 clinical trial of fasedienol for the acute treatment of anxiety in adults with SAD. However, under the T1 Warrant, the Issuer may not effect the exercise of any T1 Warrant, and a holder thereof will not be entitled to exercise any portion of any T1 Warrant, which, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by the holder of the T1 Warrant (together with its affiliates) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "T1 Warrants Blocker"). As of the close of business on December 31, 2024, the T1 Warrants Blocker did not limit the exercise of any of the T1 Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on December 31, 2024, the Reporting Persons and the Partners Managed Account held tranche 2 warrants (the "T2 Warrants") exercisable for an aggregate of 1,690,014 Shares (or Pre-Funded Warrants in lieu thereof), subject to the T2 Warrants Blocker (as defined below). Each T2 Warrant is exercisable at an exercise price of $8.877 per Share, subject to certain adjustments. The T2 Warrants are exercisable at any time on or after October 4, 2023 and will expire on October 4, 2028. Under the T2 Warrant, the Issuer may not effect the exercise of any T2 Warrant, and a holder thereof will not be entitled to exercise any portion of any T2 Warrant, which, upon giving effect to such exercise, would cause the aggregate number of Shares beneficially owned by the holder of the T2 Warrant (together with its affiliates) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "T2 Warrants Blocker"). As of the close of business on December 31, 2024, the T2 Warrants Blocker did not limit the exercise of any of the T2 Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on December 31, 2024 (i) BVF beneficially owned 1,589,495 Shares, consisting of 718,552 Shares underlying the T1 Warrants held by it and 870,943 Shares underlying the T2 Warrants held by it; (ii) BVF2 beneficially owned 1,289,734 Shares, consisting of 583,042 Shares underlying the T1 Warrants held by it and 706,692 Shares underlying the T2 Warrants held by it; and (iii) Trading Fund OS beneficially owned 158,606 Shares, consisting of 71,700 Shares underlying the T1 Warrants held by it and 86,906 Shares underlying the T2 Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,589,495 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,289,734 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 158,606 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,879,229 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 3,084,324 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 46,489 Shares held in the Partners Managed Account, which consists of 21,016 Shares underlying the T1 Warrants held by it, and 25,473 Shares underlying the T2 Warrants held by it.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 3,084,324 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 3,084,324 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of (i) 27,843,466 Shares outstanding as of November 6, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024, (ii) certain or all of the 3,084,324 Shares underlying the T1 Warrants and T2 Warrants in the aggregate held by the Reporting Persons and the Partners Managed Account, as applicable.

As of the close of business on December 31, 2024, (i) BVF beneficially owned approximately 5.4% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 4.4% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.4% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.4% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.4% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.97% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 16, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (02/14/2025)